MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2012

INTRODUCTION

The following information, prepared as of February 28, 2013, should be read in conjunction with the audited annual consolidated financial statements (“Financial Statements”) of Sprott Resource Lending Corp. (“SRLC” or the “Company”) as at December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011, and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

The Company specializes in lending to resource companies on a global basis. Headquartered in Toronto, Canada, the Company seeks to generate income from lending activities as well as realizing on the upside potential of bonus arrangements with resource borrowers which are generally tied to the revenue or common shares of the borrower.

In September 2010, SRLC and Sprott Lending Consulting Limited Partnership (“Sprott LP”) (a wholly owned subsidiary of Sprott Inc.) entered into management and partnership agreements (see “Material Contracts” herein) allowing the Company to enhance the size and quality of deal flow by leveraging Sprott Inc.’s strong reputation in providing financing to companies operating in the resources sector.

RESOURCE LENDING

The Company may lend to any resource company, but concentrates its activities on providing financing to later-stage resource property developers, or early stage commodity or power producers. The Company provides financing in various forms as follows:

1.

Term and bridge loans, whereby interest payments are determined through a prescribed interest rate and are subject to additional fees in the form of cash and securities of the borrower. Terms for such loans are generally for 12 to 36 months, but may be up to 5 years and are generally used for production expansion, working capital, construction, acquisitions and general corporate purposes. In addition to receiving interest, the Company also receives fees in the form of cash, shares and/or warrants of the borrower;

2.

Precious metals loans, generally follow the same terms, structure, and purposes, as term and bridge loans, however precious metal loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically gold or silver ounces). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices; and

3.	Other credit facilities, including convertible debt and standby lines of credit.

Security

In most cases, the Company provides resource loans which are secured by first or second priority charges against the underlying mineral rights and related assets of the borrower. In the opinion of management, the assets that are being provided as collateral for a loan have a fair market value well in excess of the amount advanced, as of the date of the commitment to fund the loan. For certain qualified borrowers, the Company may provide a credit facility without having direct charges on collateral. The Company generally aims to provide loans where the loan does not exceed 50% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

NON-IFRS MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and other non-IFRS measures are commonly used to compare the performance of lenders, but do not have standardized meanings prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE – annualized net income (loss) divided by average shareholders’ equity.

  ROA – annualized net income (loss) divided by average total assets.

  Loss (income) before income taxes on resource lending activities – Loss (income) before income taxes as reported under IFRS adjusted for interest income (loss) on impaired real estate loans, net of loan loss, revaluation of foreclosed properties held for sale and other expenses on real estate loans, stock based compensation, general and administrative expenses related to real estate, and salaries and benefits related to real estate.

Readers are cautioned not to view non-IFRS measures as alternatives to financial measures calculated in accordance with IFRS.

2012 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at and for the year ended December 31, 2012, which was primarily attributed to the Company’s resource lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 – Selected Financial Information
($ thousands, except share and per share amounts)

	2012	2011	Change from 2011
Interest income	20,128	17,558	2,520	15%
Unrealized gain on precious metal loans	2,520	-	2,520	-
Loan loss expense on real estate loans	(10,373)	(4,549)	(5,824)	128%
Loan loss expense on resource loans	-	-	-	-
Loss on revaluation of foreclosed properties held for sale	(11,623)	(853)	(10,770)	-1,262%
Foreign exchange loss	(249)	(196)	(53)	27%
Realized/unrealized loss on investments and securities	(1,161)	(1,652)	491	-30%
Other income	3,678	3,588	90	3%
Management services expense	6,276	3,449	2,827	82%
Other general and administrative expenses	4,334	8,622	(4,288)	-50%
(Loss) income before income taxes	(3,326)	2,427	(5,753)	-237%
Net (loss) income	(5,343)	2,488	(7,831)	-315%
(Loss) earnings per share - basic and diluted	(0.04)	0.02	(0.06)	-300%
ROE – annualized(1)	-2%	1%
ROA – annualized(1)	-2%	1%

	December 31,	December 31,	Change from
	2012	2011	December 31, 2011
Cash and cash equivalents	17,250	31,994	(14,744)	-46%
Investments and securities	49,708	47,802	1,906	4%
Loans receivable and precious metal loans	141,999	136,149	5,850	4%
Total assets	232,704	253,543	(20,839)	-8%
Total liabilities	9,559	5,899	3,660	62%
Shareholders' equity	223,145	247,644	(24,499)	-10%
Common shares outstanding	146,979,919	154,223,046	(7,243,127)	-5%
Book value per share	1.52	1.61	(0.09)	-6%
Impaired real estate loan – net carrying value	13,370	22,391	(9,021)	-40%
Loan loss provision	19,764	8,023	11,741	146%
Provision as a percentage of impaired real estate loan	60%	26%

(1) See section “Non-IFRS Measures” for definitions.

As at December 31, 2012, $128.7 million in resource loans had been advanced, which were comprised of fourteen resource loans carried at amortized cost and one precious metal loan carried at fair value.

For the year ended December 31, 2012, interest income was $2.6 million higher than for the year ended December 31, 2011. This increase was primarily due to an increase in the average principal and carrying balance of resource loans.

For the year ended December 31, 2012, the Company experienced a net loss of $5.3 million compared to net income of $2.5 million in 2011 for a total decrease of $7.8 million. The net loss was mainly attributed to loan loss expense recorded on the existing real estate portfolio and revaluations on foreclosed properties held for sale. This was partially offset by the gain on sale of Viceroy Gold Corp. (“VGC”) of $4.3 million, which after taxes of $2.1 million, had an overall impact of $2.2 million. As well, the Company had unrealized gains on precious metal loans of $2.5 million, $1.3 million of recoveries on litigation matters, and $3.6 million in unamortized loan fees taken to income on the early repayment of five loans. Basic and diluted losses per share were $(0.04) for the year ended December 31, 2012, a decrease from $0.02 in earnings per share for 2011.

Investments and securities increased by $1.9 million or 4% to $49.7 million as at December 31, 2012 compared to $47.8 million at December 31, 2011. The increase was primarily due to the receipt of shares and warrants from resource loan activities and acquisitions of notes, bonds and debentures of $17.7 million. The impact of this increase was offset by cash withdrawals from investment accounts of $9.8 million, the disposition of certain securities during the period of $5.0 million and fair valuation losses of $1.0 million.

The Company’s total liabilities at December 31, 2012 were $9.6 million compared to $5.9 million at December 31, 2011 for a total increase of $3.7 million. The increase is attributed to an increase in deferred income tax liabilities of $1.0 million as a result of the proceeds to be received on the sale of VGC and an increase in deferred revenue of $0.7 million as a result of bonus shares received on a facility where the borrower has not yet drawn funds. There was also an increase in accounts payable and accrued liabilities of $2.0 million primarily related to an increase in management services fees payable.

Resource Lending Activities

To assess the Company’s performance and its ability to pay a quarterly dividend, management analyzes a number of factors, including the results of its resource lending activities in terms of the approximate cash flow generated by its resource loans. At the inception of resource loans, the Company earns bonus and origination fees generally in the form of shares and/or warrants of the borrower which are received and amortized into income over the term of the loan. The following table highlights the Company’s earnings before income taxes on resource lending activities and includes a reconciliation to (loss) income before taxes as reported under IFRS.

Table 2 – Resource Lending Activities (1)
($ thousands)
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2011	Qtr 2011	Qtr 2011	Qtr 2011
Interest income on resource loans	4,293	3,828	3,831	4,375	5,074	3,074	2,134	1,091
Other interest income	306	300	383	91	124	220	278	280
Other income and equity method investment income	351	275	1,446	1,821	519	483	1,563	1,385
Net interest income on resource lending activities	4,950	4,403	5,660	6,287	5,717	3,777	3,975	2,756
Unrealized (losses) gains on precious metal loans	(404)	2,925	-	-	-	-	-	-
Total income on resource lending activities	4,546	7,328	5,660	6,287	5,717	3,777	3,975	2,756
Management services	1,314	1,956	810	2,196	1,445	731	742	531
General and administrative expenses	968	1,058	1,276	1,031	889	1,977	1,775	3,981
Less: Stock based compensation	(58)	(149)	(89)	(184)	(192)	(391)	(479)	(564)
General and administrative expenses related to real estate activities	(131)	(145)	(145)	(47)	(114)	(313)	(243)	(106)
Salaries and benefits related to real estate activities	-	-	-	-	(9)	(12)	(151)	(1,501)
Adjusted management services and general and administrative expenses	2,093	2,720	1,852	2,996	2,019	1,992	1,644	2,341

Income before gains on investments and securities, and foreign exchange	2,453	4,608	3,808	3,291	3,698	1,785	2,331	415

Unrealized and realized (losses) gains on investments and securities	(630)	984	(4,533)	3,018	804	(1,221)	(625)	(610)
Foreign exchange gains (losses)	283	(1,133)	754	(153)	(290)	1,277	(243)	(940)
Income before income taxes on resource lending activities	2,106	4,459	29	6,156	4,212	1,841	1,463	(1,135)
Items to reconcile to income (loss) reported under IFRS:
Interest (loss) income on impaired real estate loans, net of loan loss, revaluation of foreclosed properties held for sale and other expenses on real estate loans	(12,878)	456	(6,309)	(543)	93	(1,690)	106	1,612
Stock based compensation, general and administrative expenses and salaries and benefits related to real estate	(189)	(294)	(234)	(231)	(315)	(716)	(873)	(2,171)

Gain on sale of subsidiary	-	4,146	-	-	-	-	-	-
(Loss) income before income taxes as reported under IFRS	(10,961)	8,767	(6,514)	5,382	3,990	(565)	696	(1,694)

(1) See section “Non-IFRS Measures” for definition.

DIVIDEND UPDATE

Based on the results of its resource lending activities, the Company’s Board of Directors approved a dividend of $0.015 per common share for payment on March 28, 2013 to shareholders of record on March 12, 2013. This is the Company’s seventh consecutive quarterly dividend. The Company will designate the full amount of this dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada). In the future, the Company will consider its dividend in line with the growth and performance of its resource loan portfolio.

OUTLOOK

Management continues to be committed to building a significant global resource lending business and we continue to believe that both the market opportunity and achievable rates of return from this business are attractive.

As of February 28, 2013, the Company has $168.0 million in resource loans and bonds which includes a precious metal (gold) loan valued at $13.3 million. The Company also has $14.6 million in outstanding loan commitments. While there is no guarantee that these lending opportunities will come to fruition, currently, our active pipeline of lending opportunities is over $90.0 million. While repayments are difficult to forecast, we expect approximately $24.0 million repayments over the next quarter.

We believe our financing solutions are attractive to prospective borrowers and that our available capital will begin to become constrained. Accelerating the monetization of our remaining legacy real estate portfolio, which is discussed further herein, could potentially provide capital to further fund resource lending increases but this is unlikely to be realized until the second half of 2013. Accordingly, the Company is in discussions with various parties to initiate a standby loan facility.

Our profitability in any given year is primarily dictated by: (i) our interest income returns which are driven by the total size of the loan portfolio and income yielding investments; (ii) the ability to realize on the values of the shares and warrants received in conjunction with our lending activities; and (iii) and the credit quality of the portfolio. On a quarter to quarter basis, the values of shares and warrants received in conjunction with the Company’s lending activities may be subject to volatility as a result of price movements in resource and energy markets and the market value of the securities of the relevant issuers.

Return of capital continues to be our primary objective and management continues to be selective in the opportunities the Company ultimately funds. Despite challenging resource and energy markets, our resource loan portfolio continues to perform well with the exception of one borrower where we have a total exposure of $2.5 million, and for which we expect to fully recover in the near term.

Table 3 - Condensed Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income
($ thousands)
		2012		2011
Interest and other income	$	%	$	%
Interest income on resource loans	16,327	224	11,373	78
Interest income on real estate loans	2,721	37	5,355	37
Other interest income	1,080	15	830	6
Unrealized gain on precious metal loans	2,520	35	-	-
Loan loss expense on real estate loans, net of recoveries	(10,373)	-142	(4,549)	-31
Loan loss expense on resource loans	-	-	-	-
Revaluation of foreclosed properties held for sale	(11,623)	-160	(853)	-6
Foreign exchange (loss)	(249)	-3	(196)	-1
Gain on sale of subsidiary	4,254	58	-	-
Other income	2,627	36	2,538	17
	7,284	100	14,498	100

General and administrative expenses
Salaries and benefits	1,262	12	3,391	28
Stock-based compensation	480	5	1,626	13
Legal and professional services	784	7	1,350	11
Management services	6,276	59	3,449	29
Other expenses	1,808	17	2,255	19
	10,610	100	12,071	100

(Loss) income before income taxes	(3,326)		2,427
Income tax expense (recovery)	2,017		(61)
Net (loss) income	(5,343)		2,488

Other comprehensive (loss)	-		(5)
Total comprehensive (loss) income	(5,343)		2,483

Net (loss) income

For the year ended December 31, 2012, the Company had a net loss of $5.3 million compared to net income of $2.5 million in 2011. The loss in the current year was mainly attributed to additional loan loss provision recorded on the remaining real estate portfolio and revaluations of the Company’s foreclosed properties held for sale, partially offset by recoveries received on litigation matters during the third and fourth quarter. The remainder of the loss was offset by other gains during the year including loan interest income earned, the gain on sale of VGC, unrealized gains on the Company’s precious metal loan, as well lower general and administrative expenses.

Interest income on resource loans and unrealized gain on precious metal loans

Interest income on resource loans carried at amortized cost includes loan interest at the stated loan rate, plus accretion of loan origination and commitment fees net of originators’ fee expense. Fees received may include cash and/or securities of the borrower. Interest income is calculated using the effective interest rate method.

Interest income on resource loans carried at amortized cost increased by $4.9 million or 44% to $16.3 million for the year ended December 31, 2012 compared with $11.4 million in 2011. The increase during the year was due to the fact that the average resource loans principal balance increased by $55.8 million or 89% from 2011.

Under IFRS, the Company continues to record loan interest and income on impaired loans. As at December 31, 2012, the Company had one such impaired resource loan where interest income continues to be recorded.

The total unrealized gain on the Company’s precious metal loan was $2.5 million for the year ended December 31, 2012, of which $1.0 million was attributed to changes in the price of gold and $1.5 million attributed to changes in the discount rate as a result of changes in the credit risk of the borrower.

Interest income on real estate loans

As described further in the notes to the Financial Statements, interest on impaired real estate loans is calculated using the effective interest rate of the loan, but is applied against the impaired loan carrying value rather than the original loan carrying value. The amounts recorded as interest on impaired real estate loans should be viewed in conjunction with the amounts recorded as loan loss expense, where required.

Interest income on impaired real estate loans decreased by $2.7 million or 50% to $2.7 million for the year ended December 31, 2012 compared to $5.4 million for 2011. This was due primarily to the average decrease in the impaired real estate loan principal value of $45.5 million or 67%.

Other interest income

Other interest income includes income that does not correspond to interest earned on resource or impaired real estate loans. This income primarily includes interest accrued on notes/bonds/debentures held with resource issuers and interest earned from financial institutions on cash held in interest bearing accounts. The increase in other interest income of $0.3 million for the year ended December 31, 2012 is mostly related to interest earned on resource bonds held.

Loan loss expense on real estate loans, net of recoveries

The Company recorded $10.4 million in loan loss expense on real estate loans, net of recoveries, for the year ended December 31, 2012, an increase of $5.8 million compared to 2011. The Company recorded $11.8 million in additional loan loss expense offset by $1.4 million in recoveries on two previously written off real estate loans. The expense recorded in 2012 was for real estate loans which included interest income recorded on impaired loans. As described further in the notes to the Financial Statements, under IFRS the Company continues to record interest income on impaired loans, and then provides a loan loss expense upon the assessment of discounted cash flows for each loan.

The Company had one impaired resource loan at December 31, 2012; however, no specific provision has been recorded as the loan remains fully secured by a sufficient level of collateral. Management assessed the remaining resource loans at December 31, 2012 and concluded that no provision was necessary.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit quality and impaired loans.” The use of independent appraisals and the process by which management estimates the value of security are subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of assets, real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Revaluation of foreclosed properties held for sale

The Company recorded $11.6 million in losses on revaluation of its foreclosed properties held for sale during the year ended December 31, 2012 after taking into consideration current real estate market conditions. While each of the properties have been under conditional sales contracts on multiple occasions since 2010 at prices approximating their carrying values, no adequate sales contracts materialized.

Gain on sale of subsidiary

During the year ended December 31, 2012, the Company recorded a pre-tax gain of $4.3 million on the sale of VGC, together with its interest in Castle Mountain Venture. In computing the pre-tax gain, the Company received shares of a private company, valued at $1.5 million and future net proceeds of $2.25 million and $3.75 million, in years three and six, respectively. Future proceeds have been discounted at 16% and are accreted into income over time.

Other income

Other income has remained relatively consistent since 2011 and in the current year is mostly comprised of unamortized loan fees recorded in income on the early repayment of five resource loans.

Salaries and benefits

Salaries and benefits decreased by $2.1 million to $1.3 million for the year ended December 31, 2012, the reduction coming mostly from the added costs in 2011 ($1.7 million in salaries and benefits related to real estate monetization) as the Company transitioned out of real estate lending.

Stock based compensation

Stock based compensation decreased by $1.1 million to $0.5 million during the year ended December 31, 2012 from $1.6 million during 2011. The decrease is primarily related to the decrease in the number of options outstanding as well as the options are amortized using an accelerated amortization under IFRS.

Legal and professional services

Legal and professional services expense decreased by $0.6 million to $0.8 million for the year ended December 31, 2012 compared to $1.4 million for the year ended December 31, 2011.

Management services

Pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”), the Company expensed $6.2 million for resource lending management services for the year ended December 31, 2012, which represents a base management fee of $0.1 million, a primary distribution of $3.9 million based on Partnership net assets, and a secondary distribution of $2.2 million.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses decreased by $0.4 million for the year ended December 31, 2012 compared with 2011 mostly due to reduction in added costs in 2011 as the Company transitioned out of real estate lending.

Income tax expense (recovery)

The Company recognizes a deferred income tax asset if the realization of non-capital tax losses and other items deductible for tax purposes, which can be used to reduce future taxable earnings, is more likely than not. Management believes that existing tax loss carry-forwards will be utilized under the Company’s current business operations; however, consideration must be given to the objective verifiable evidence in determining whether the utilization of tax loss carry-forwards is more likely than not. Where cumulative net losses have been incurred in recent years, this is a significant piece of objective negative evidence which is difficult to overcome. With two years of cumulative accounting losses due to the Company’s real estate loans, there is insufficient objective evidence to suggest that the deferred income tax assets will be realized, and therefore the Company has recorded the asset at $nil. Until the Company has begun to show a history of accounting income, or positive evidence that outweighs the negative evidence, Management will continue to not recognize its deferred tax asset. However, once the Company has a history of accounting income, the extent of the deferred tax asset recognized will be in relation to the probability of future profits in the context of ongoing resource loan income and potential credit losses from real estate.

As at December 31, 2012, the Company has $23.5 million of non-capital tax loss carry-forwards which are available to reduce future taxable income. The first of these tax loss carry-forwards do not expire until 2028, with the majority expiring in 2029 and beyond.

Tax expense increased by $2.1 million for the year ended December 31, 2012 in relation to the gain on sale from VGC and the distribution of cash to SRLC from VGC prior to this sale. These taxes were US taxes and therefore the Company was not able to utilize its Canadian non-capital and capital tax losses.

CASH FLOWS FROM OPERATIONS

Table 4 – Condensed Statement of Cash Flows
($ thousands)

	2012	2011
Cash flows (used in) from operating activities
Net (loss) income	(5,343)	2,488
Resource lending activities:
Interest income on resource loans	(16,327)	(11,373)
Interest payments received	11,505	6,920
Income, net of realized loss, on investments and securities acquired	(1,609)	(1,152)
Deferred loan origination fees and proceeds on sale of investments and securities	4,215	5,613
Gain on early repayment of loan	(3,008)	-
Net loan repayments (fundings)	2,220	(113,901)
Precious metal loan fundings	(12,500)	-
Cash distribution from a joint venture in connection with resource lending activities	-	580

Real estate monetization activities:
Interest payments received, net of income on impaired loans, loan loss expense, revaluation of foreclosed properties held for sale, and other	19,275	1,708
Proceeds on sale of loans and repayments, net of fundings	471	63,748
Loan loss recovery/gain on sale of loans and foreclosed properties held for sale, net of expenses	1,043	(899)

Changes in non-cash working capital and other items not affecting cash	3,984	(4,098)
	3,926	(50,366)

Cash flows (used in) from financing activities	(19,660)	(3,788)
Cash flows from (used in) investing activities	986	(21,668)
Changes due to foreign exchange on cash held in subsidiaries	4	127
Decrease in cash and cash equivalents	(14,744)	(75,695)
Cash and cash equivalents - beginning of year	31,994	107,689
Cash and cash equivalents – end of year	17,250	31,994

Resource lending

Cash inflow from resource lending was $1.2 million during the year ended December 31, 2012, compared to cash used of $107.0 million for the year ended December 31, 2011. The cash inflow was attributed to $11.5 million in interest payments received offset by $10.3 million in loan fundings (net of loan repayments).

Real estate monetization

Cash flows from real estate monetization were $0.5 million during the year ended December 31, 2012, compared to cash inflows of $63.7 million for the year ended December 31, 2011. Cash flows for real estate monetization are comprised of proceeds on sale of loans and repayments, net of fundings. The cash flows in the prior year are attributed to the monetization of real estate loans during the transition of the business from real estate lending to resource lending.

Changes in non-cash working capital and other items not affecting cash

These balances are comprised of items within net (loss) income that have no effect on cash flow. They are principally made up of working capital changes, stock based compensation, foreign exchange gains and losses, gains on sale of subsidiary, and unrealized gains or losses on fair market valuation of investments and precious metal loan. Non-cash working capital and other items not affecting cash increased by $4.0 million during the year ended December 31, 2012 compared to a decrease of $4.1 million for the year ended December 31, 2011. The increase in the current year was primarily attributed to the release of restricted cash from the prior year, decreases in accounts payable, and gain on sale of VGC as well as the unrealized losses on investments and securities.

Financing activities

Cash used in financing activities for the year ended December 31, 2012 were $19.7 million compared to $3.8 million used for year ended December 31, 2011. The use of cash in the current year was due to the payment of dividends to common shareholders as well as repurchases of common shares under the normal course issuer bid.

Investing activities

Cash from investing activities for the year ended December 31, 2012 were $1.0 million compared to $21.7 in cash used for the year ended December 31, 2011. Cash inflows for the current year were mainly attributed to the withdrawal of cash from one of the Company’s managed investment portfolios.

FINANCIAL POSITION

Table 5 - Condensed Consolidated Balance Sheets
($ thousands)
	December 31, 2012		December 31, 2011
	$	%	$	%
Cash and cash equivalents	17,250	7	31,994	13
Restricted cash	-	-	5,000	2
Investments and securities	49,708	21	47,802	19
Loans receivable and precious metal loans	141,999	61	136,149	54
Foreclosed properties held for sale	18,174	8	29,944	12
Other assets	5,573	3	2,654	-
Total assets	232,704	100	253,543	100

Liabilities	9,559	4	5,899	2
Shareholders’ equity	223,145	96	247,644	98
Total liabilities and shareholders’ equity	232,704	100	253,543	100

Cash and cash equivalents

Cash and cash equivalents include cash balances with Canadian chartered financial institutions. The Company’s cash balance as at December 31, 2012 decreased by $14.7 million from December 31, 2011. The primary uses of cash include the payment of dividends and common shares repurchases under the normal course issuer bid, as well as continued growth of the resource loan portfolio.

Investments and securities

Investments and securities increased by $1.9 million or 4% to $49.7 million as at December 31, 2012 compared to $47.8 million as at December 31, 2011. The increase was primarily due to receipt of shares and warrants in connection with resource loan activities and the acquisition of notes/bonds/debentures with resource issuers. The impact of this increase was offset by the disposition of certain securities during the year as well as increases in unrealized losses.

Investments and securities as at December 31, 2012 include:

i)	deposits with Canadian chartered financial institutions which hold a number of short and long term bonds that are liquid investments;

ii)

common shares and warrants received as structuring and commitment fees for resource loans. These securities allow the Company to participate in any potential market value appreciation of the borrower. The common shares held by the Company trade on public stock exchanges and the number of shares held represents neither a significant percentage interest in the borrower’s equity, nor a significant holding as compared to average daily trading volumes, and are therefore considered liquid. While most of the warrants are not publicly traded, management believes a market does exist for them and therefore are considered liquid;

iii)	privately held common shares received as consideration for the sale of VGC; and

iv)	notes, bonds and debentures held with issuers in the resource sector, some with conversion features.

The following table summarizes the Company’s investments and securities:

Table 6 – Investments and Securities
(Fair value in $ thousands)
				December 31, 2012
Corporate and government bonds					$29,777

Common shares					$3,495

Warrants:	Expiry Date	Number of	Strike Price	Closing Price
Issuer		warrants held
African Minerals Limited	Feb 2014	325,000	£6.00	£3.18	$33
African Minerals Limited	Feb 2016	625,000	£4.25	£3.18	$675
North American Palladium Ltd.(2)	Oct 2014	25,000	US$217	US$246	$1,470

Total fair value of warrants not publicly traded					$2,178
Total fair value of warrants publicly traded					$87
Total warrants					$2,265

Notes, bonds and debentures					$14,171
Total fair value of investments and securities					$49,708

(2) Each warrant has the ability to purchase 0.35 ounces of palladium.

Loans receivable and precious metal loans

As at December 31, 2012, the Company’s loans receivable which are carried at amortized cost were $127.5 million combined with a precious metal loan of $14.5 million carried at fair value.

Loans receivable carried at amortized cost, decreased by $8.6 million or 6% from December 31, 2011. Loans receivable at December 31, 2012 consisted of fourteen resource loans with an aggregate net carrying value of $114.2 million, compared to eleven loans or $113.8 million at December 31, 2011, and one real estate loan with an aggregate carrying value of $13.4 million compared to $22.4 million at December 31, 2011. The decrease in loans receivable is mostly attributed to the loan loss provision recorded against the Company’s remaining real estate loan. The carrying value of the Company’s resource loans has remained relatively consistent from 2011 despite the overall addition of three new loans during 2012. During the year ended December 31, 2012, the Company experienced early repayments on five resource loans offset by the funding of eight new loans.

The carrying value of a loan comprises the principal outstanding plus any unpaid interest earned at the stated loan rate, less any structuring or commitment fees that are deferred and recognized as interest income over the life of the loan through the effective interest rate on the loan. Loan carrying value is presented net of any loan loss provisions recorded.

The Company entered into its first precious metal gold loan during the year ended December 31, 2012. Precious metal loans are carried at fair value through profit or loss (“FVTPL”). The fair value of the precious metal loan at December 31, 2012 was $14.5 million which includes principal and interest.

The following table summarizes the components of the carrying value of the Company’s loans receivable:

Table 7 - Loan Portfolio
($ thousands)
	December 31, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans at amortized cost
Metals and mining	106,135	69	108,175	76
Energy and other	10,459	7	11,636	8
Total resource loan principal at amortized cost	116,594	76	119,811	84

Precious metal loans at FVTPL
Metals and mining	14,454	9	-	-
Total resource loan principal at FVTPL	14,454	9	-	-

Real estate loans
Land under development	22,554	15	22,554	16
Total real estate loan principal	22,554	15	22,554	16

Total principal outstanding	153,602	100	142,365	100

Accrued interest and deferred fees, net	8,161		1,807
Loan loss provisions – real estate loans	(19,764)		(8,023)
Carrying value of loans receivable at amortized cost and precious metal loans at FVTPL	141,999		136,149

The following table summarizes the changes to the Company’s loan principal:

Table 8 - Loan Principal Continuity
($ thousands)
	2012	2011
	$	$

Resource and real estate loans at amortized cost
Principal balance, beginning of year	142,365	118,484
Loans funded, net of syndicate portions	62,511	123,088
Loans repaid or sold, net of syndicate portions	(65,728)	(96,256)
Reclassified as foreclosed properties held for sale	-	(2,951)
Principal balance, end of year	139,148	142,365

Precious metal loans at FVTPL
Loans funded, net of syndicate portions	14,454	-
Principal balance, end of year	14,454	-

Total principal balance	153,602	142,365

During the year ended December 31, 2012, the Company funded $62.5 million in resource loans carried at amortized cost, and another $14.5 million in a precious metal loan. Loan principal repaid or sold for the year ended December 31, 2012 and 2011 include both cash proceeds on the full or partial repayment of loans, and any write-downs or losses on disposal. All loans reclassified as foreclosed properties held for sale related entirely to real estate loans.

The Company expects to continue monetizing its remaining real estate loan and foreclosed properties held for sale, and loan fundings are expected to increase as the Company continues to develop its portfolio of resource-based loans.

As at December 31, 2012, the loan portfolio was composed of 100% senior priority security charges as follows:

Table 9 - Priority of Principal Security Charges
($ thousands)
	December 31, 2012		December 31, 2011
Principal outstanding	$	%	$	%
Resource loans at amortized cost
Senior priority	116,594	76	119,811	84
Total principal at amortized cost	116,594	76	119,811	84

Precious metal loans at FVTPL
Senior priority	14,454	9	-	-
Total principal at FVTPL	14,454	9	-	-

Real estate loans
Senior priority	22,554	15	22,554	16
Total real estate loan principal	22,554	15	22,554	16
Total loan principal	153,602	100	142,365	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying security:

Table 10 - Geographic Location of Loan Principal
($ thousands)
	December 31, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans at amortized cost
Canada	50,500	33	35,450	25
United States of America	38,161	25	29,636	21
Mexico	27,633	18	21,300	14
Senegal	300	-	-	-
Sierra Leone	-	-	25,425	18
Chile	-	-	8,000	6
Total principal at amortized cost	116,594	76	119,811	84

Precious metal loans at FVTPL
Canada	14,454	9	-	-
Total principal at FVTPL	14,454	9	-	-

Real estate loans
Canada	22,554	15	22,554	16
Total real estate loan principal	22,554	15	22,554	16

Total principal outstanding	153,602	100	142,365	100

Credit quality and impaired loans

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 30 days or more, the loan is declared to be impaired. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 30 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the collateral securing the loan is less than the carrying value of the loan. The value of collateral security is estimated by management with the aid of independent appraisals and other relevant information. Appraisals used to determine collateral security values are acquired from independent, recognized appraisal firms or other professionals. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult.

The Company computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense. The extent of estimates and judgment applied in determining a loan’s impaired value leads to significant measurement uncertainty, and the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

i) Real Estate Loans and Foreclosed Properties Held For Sale

As at December 31, 2012, the Company’s real estate loan portfolio consists of one real estate loan and three foreclosed properties held for sale (the “Real Estate Portfolio”) which comprise a total carrying value of $31.5 million compared to $52.3 million at December 31, 2011. The decrease is a result of a sale of property and additional losses due to the receipt of new market information. In the fourth quarter of 2012, the Company recorded net loan loss expense and losses on revaluation of foreclosed properties held for sale of $13.6 million or $22.0 million total in 2012.

The Real Estate Portfolio consists of land under development in Alberta and British Columbia. Management reviews the Company’s Real Estate Portfolio on a regular basis to estimate the value of the underlying security or property. Management is actively marketing the sale of the Real Estate Portfolio.

(ii) Resource Loans and Precious Metal Loans

Management reviews the Company’s resource loan portfolio (including precious metal loans) on a regular basis to determine if an impairment has occurred. In addition to monitoring contractual terms, including payment default, management will, among other things, during the term of the loan, conduct site visits, carry out discussions with borrower management and third parties, and monitor changes in the quoted value of the borrower’s common shares. As at December 31, 2012, the Company had one resource loan with a carrying value of $2.5 million which was determined to be impaired.

As a proxy for the credit quality of the Company’s resource loan portfolio, the following table summarizes the loan to value (“LTV”) ratios of the Company’s resource and precious metal loans outstanding, by maturity date, as at December 31, 2012:

Table 11 - LTV of Principal Outstanding Resource and Precious Metal Loans, by Maturity(3)
($ millions)
			Weighted					Weighted
	Number	Total	Average	0 - 24%	25 - 49%	50 - 74%	>75%	Average
	of Loans	Principal	Coupon	LTV	LTV	LTV	LTV	LTV
Performing resource loans
Principal due within 1 month	-	-	-	-	-	-	-	-
Principal due 1 - 6 months	5	11.1	10.2%	3.8	7.3	-	-	25%
Principal due 7 - 12 months	6	68.6	9.7%	60.6	-	-	8.0	51%
Principal due 13 - 24 months	2	34.5	9.5%	-	-	34.5	-	68%
Principal due greater than 24 months	-	-	-	-	-	-	-	-
	13	114.2	9.7%	64.4	7.3	34.5	8.0	49%

Precious metal loans	1	14.5	5%	-	14.5	-	-	56%
Impaired resource loan	1	2.5	12%	-	-	-	-	N/A

(3) Loan to value is calculated as loan principal, including commitments for future funding and other long term debt of the borrower, divided by the market capitalization of the borrowers. Market capitalization is calculated using the publicly disclosed share numbers and price data available as at December 31, 2012.

Deferred income tax assets

As at December 31, 2012, the Company had $23.5 million of non-capital tax losses available to reduce future taxable income compared with the $24.1 million that was available as at December 31, 2011 and additionally, should the Company monetize its foreclosed properties held for sale at their current carrying value, the Company would realize additional non-capital losses of $35.8 million. The Company has recognized deferred income tax assets based on the likely utilization of these tax losses and other deductions against future taxable income. The Company has demonstrated consistent earnings on its resource lending activities, however, until the Company fully monetizes its real estate loan and foreclosed properties held for sale, and/or eliminates the possibility of any further loss provision requirements, and the Company’s Management Services Agreement is extended beyond September 2013 (see Material Contracts herein), a full allowance has been taken against all deferred income tax assets, resulting in a net deferred income tax asset of $nil as at December 31, 2012 (December 31, 2011 - $nil).

The Company also recognized a deferred income tax liability of $1.0 million as at December 31, 2012 that relates to the future proceeds of the gain on sale of VGC, its former US based subsidiary. The deferred tax liability amount was $0.2 million as at December 31, 2011.

Other assets

As at December 31, 2012, other assets increased by $3.1 million compared to December 31, 2011, primarily due to proceeds receivable on the sale of VGC.

Liabilities

Total liabilities increased to $9.6 million as at December 31, 2012 from $5.9 million as at December 31, 2011. The increase is attributed to an increase in deferred income tax liabilities of $1.0 million as a result of the sale of VGC, an increase in deferred revenue of $0.7 million as a result of bonus shares received on a facility where the borrower has not yet drawn funds. There was also an increase in accounts payable and accrued liabilities of $2.0 million primarily related to an increase in management services fees payable.

Shareholders’ equity

The Company’s shareholders' equity decreased by $24.5 million from $247.6 million at December 31, 2011 to $223.1 million at December 31, 2012. The decrease was due to the payment of dividends to common shareholders and the purchase and cancellation of common shares under the normal course issuer bid, in addition to the net loss for the year.

The following table summarizes the quarterly dividends paid during 2012:

Table 12 – Dividends Paid
	Fourth	Third	Second	First
	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2012
Dividends per common share	$0.015	$0.015	$0.015	$0.015

Further information on the Company’s capital resources is discussed in the “Liquidity and liquidity risk” section herein.

Contractual and constructive obligations

The Company has contractual obligations for sub-leased office space in Vancouver and Toronto. As at December 31, 2012, $0.3 million was due to be paid under these commitments between 2013 and 2017.

The following table summarizes these obligations outstanding as at December 31, 2012:

Table 13 – Contractual Obligations

($ millions)	Obligations Due by Year
Contractual Obligation	2013	2014	2015	2016	2017	Total
Employment contracts for resource lending advisory services	0.1	-	-	-	-	0.1
Office lease and other	0.2	0.03	0.03	0.03	0.03	0.3
Total	0.3	0.03	0.03	0.03	0.03	0.4

MATERIAL CONTRACTS

Management Services Agreement

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) with Sprott LP. On December 17, 2012, the Company and Sprott LP entered into Amendment No. 1 to the MSA (“MSA Amendment No. 1”), whereby the parties amended the MSA to revise which Nominees (as defined in the MSA) shall be provided by Sprott LP. Copies of the MSA and MSA Amendment No. 1 have been filed on SEDAR and can be found at www.sedar.com. Certain terms of the MSA, as amended, are summarized below.

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP provides the Company with four executives: a director of the Company (currently Paul Dimitriadis); a director, also serving as the President and/or CEO of the Company (currently Peter Grosskopf, serving as director and CEO); the CFO of the Company (currently Jim Grosdanis); and the President and/or COO of the Company (currently Narinder Nagra, serving as President and COO).

The MSA became effective on September 7, 2010 and shall continue in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by Sprott LP to the Company, pursuant to the MSA, the Company pays Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the Board from Sprott LP that are outside the MSA shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

On September 7, 2010, the Company entered into a Partnership Agreement (the “PA”) with 7603908 Canada Inc., and Sprott LP. On December 23, 2010, the Company, 7603908 Canada Inc. and Sprott LP entered into Amendment No. 1 to the PA (“PA Amendment No. 1”), whereby the parties clarified their intent with respect to the distribution of certain amounts in excess of the Hurdle Rate (as defined in the PA) in years where the Partnership has a loss and a distribution is not paid to permit such losses to carry forward into the calculation of distributable income in subsequent years. On June 1, 2011, the Company, 7603908 Canada Inc. and Sprott LP entered into Amendment No. 2 to the PA (“PA Amendment No. 2”), whereby the parties amended the definition of “Annual Hurdle” in the PA Copies of the PA, PA Amendment No. 1 and PA Amendment No. 2 have been filed on SEDAR and can be found at www.sedar.com. Certain terms of the PA, as amended, are summarized below.

The Company’s resource lending activities are conducted through the Partnership. Pursuant to the terms of the PA, the Company and its wholly owned subsidiary, 7603908 Canada Inc., hold all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Company, the Board and certain limits on authority established from time to time by the Board.

Sprott LP is entitled to receive, on an annual basis, the lower of (i) an annual profit distribution of 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and (ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year. Prior to June 1, 2011, this hurdle was equal to the average of a 30-year Government of Canada bond yield, or similar index yield. The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by it in the performance of its duties under the PA. With respect to the Company and 7603908 Canada Inc, the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 14 – Summary of Quarterly Results
($ thousands, except per share amounts)
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2011	Qtr 2011	Qtr 2011	Qtr 2011
Interest income	5,283	4,812	4,891	5,143	5,836	4,078	3,651	3,972
Other (loss) income	(400)	7,197	(2,333)	4,686	(78)	560	1,106	775
Loan loss expense on real estate loans, net of recoveries(4)	(13,562)	(228)	(6,986)	(1,220)	(617)	(2,495)	(1,301)	(989)
(Loss) income before taxes	(10,961)	8,767	(6,514)	5,382	3,990	(565)	696	(1,694)
Net (loss) income	(11,002)	6,700	(6,469)	5,428	4,009	(550)	681	(1,652)
(Loss) earnings per share - basic and diluted	(0.07)	0.04	(0.04)	0.04	0.02	0.00	0.00	(0.01)
Total assets	232,704	249,984	246,463	258,376	253,543	252,276	251,113	249,868
Total liabilities	9,559	8,394	5,901	7,976	5,899	5,645	3,284	3,656

(4) Includes loss on revaluation of foreclosed properties held for sale

Loan loss expense recorded during the year ended December 31, 2012 reflects additional loan loss provision recorded against the Company’s impaired real estate loans and revaluations on the foreclosed properties

Interest income has generally trended upwards since the first quarter of 2011 due to the growth in the Company’s resource lending activities. The decreases in interest income in the first and second quarter of 2012 mainly reflects the early repayments of four resource loans.

Fourth quarter 2012 highlights

Net loss during the fourth quarter was $11.0 million. The primary contributor to this loss was $13.6 million recorded in loan losses and revaluations on foreclosed properties held for sale which reflects current market conditions and appraisals received on the properties (see further discussion under “Results of Operations” herein). In addition, the Company recorded $1.3 million in unrealized losses on the fair valuation of investments and securities and on the Company’s precious metal loan. These losses were offset by interest income earned during the quarter of $5.3 million. Non-interest expenses incurred during the fourth quarter included $1.3 million for management services.

During the fourth quarter, the Company funded three new resource loans, advancing a total of $9.1 million. In addition to this, the Company advanced a further $6.0 million to an existing borrower. As compensation for structuring and committing to the facilities, the Company received shares in the borrowers totaling $0.2 million and $0.3 million in cash structuring fees.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 3 of the Financial Statements. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of the Company’s annual Financial Statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Warrant valuation

Warrants held by the Company that are not publicly traded are fair valued using the Black-Scholes option pricing model. Unless otherwise specified, each whole warrant is exercisable for one common share of the relevant issuer at its stated exercise price.

To arrive at the fair value of the warrants as at December 31, 2012, the Black-Scholes pricing model was populated using the following assumptions:

African Minerals Limited – 325,000, 3 year share purchase warrants
Strike price	6.00 GBP
Expected remaining life	1.11 years

African Minerals Limited – 625,000, 5 year share purchase warrants
Strike price	4.25 GBP
Expected remaining life	3.11 years

North American Palladium Ltd. – 25,000, 3 year palladium purchase warrants
Strike price	US $217 (per 0.35/ounce of palladium)
Expected remaining life	1.76 years

The weighted average volatility used on these warrants is 38 percent.

Precious Metal Loans

The Company determined fair value of its precious metal loan using a valuation technique with the following inputs at December 31, 2012:

December 31, 2012
Repayment term begins	January 31, 2013
Repayment term ends	May 31, 2015
Frequency of repayments	Monthly
Gold ounces receivable per month	338 ounces
Average future gold price	$1,694
Discount rate	12%

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to an existing provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;
  the secondary market value of the loan and the related collateral;
  the overall financial strength of the borrower;
  the length of time that the loan has been in arrears; and
  the borrower’s plan, if any, with respect to restructuring the loan.

Deferred tax assets and liabilities

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred taxes of a change in tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment. Deferred income tax assets are recognized to the extent their realization is probable. In determining whether deferred income tax assets are probable, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. Given cumulative net losses have incurred during recent years, a significant piece of negative evidence is present which is difficult to overcome in concluding that deferred income tax assets are recoverable.

The Company has recognized a deferred tax liability related to its former US based operations.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 21 to the Financial Statements. Significant related party transactions during the year ended December 31, 2012 are included below:

  In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements were renewed for an additional six months starting September 7, 2012, and pursuant to these agreements, the Company recorded $0.4 million in related salaries expense during the year ended December 31, 2012 (2011 - $0.4 million).

  During the year ended December 31, 2012, the Company recorded $6.3 million (2011 - $3.5 million) as management services expense incurred with Sprott LP for their administration of the Partnership discussed in Note 13. The cumulative management services expense payable included in accounts payable and accrued liabilities as at December 31, 2012 was $6.2 million (December 31, 2011 - $4.0 million) offset by a receivable of $0.9 million related to executive compensation paid by the Company on behalf of Sprott LP (December 31, 2011 - $0.7 million).

  During the year ended December 31, 2012, the Company entered into a lending arrangement with a third party related by virtue of having certain key management personnel in common. The facility was for $750 in principal and the agreement was based on normal commercial terms (2011 - $8,000).

The Company utilizes a majority independent Credit Committee of the Board when granting credit facilities in excess of $10.0 million or credit facilities to borrower’s which may be seen to be a related party. Approval by the Board, itself, is required for any related party loan exposure greater than $10,000 and any credit facility in excess of $20.0 million. A related party for this purpose is defined as a borrower in respect of which the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at February 28, 2013, the Company had the following common shares and stock options outstanding:

Common shares	146,976,919
Stock options	7,595,833
Common shares on full dilution of stock options	154,572,752

As at February 28, 2013, there were 3,400,000 “in the money” stock options outstanding all of which have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans decline to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated.

These include:

  emphasis on first priority and/or secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and, if applicable, progress thereon;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization of foreclosed properties held for sale.

The Board has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet at a minimum on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10,000 and $20,000 and any related party loans greater than $500. Any related party loan exposure greater than $10,000 and any loan exposure for amounts greater than $20,000 must be approved by the board of directors. Except for related party loans greater than $500, the board of directors has delegated approval authority for all loan exposures less than $10,000 to an approval committee comprising members of senior management. In addition, at origination, the Company generally restricts loan exposure to any one borrower to a maximum of $25,000 or as otherwise approved by the board of directors.

As at December 31, 2012, the Company’s maximum exposure to credit risk on the consolidated balance sheet is the carrying value of its loans receivable of $127,545 (December 31, 2011 -$136,149), the fair value of its precious metal loan of $14,454 (December 31, 2011 - $nil), the Company’s receivables of $5,207 (December 31, 2011 - $2,050) and loan commitments of $19,200 (December 31, 2011 - $5,000). As at December 31, 2012, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $24,829 (19.5% of the Company’s loans receivable) (December 31, 2011 - $24,378). This was also the largest aggregate amount owing by any one borrower. The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis. For precious metal loans, the Company performs the same due diligence procedures as it would for its resource loans.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loans and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at December 31, 2012, subject to certain funding conditions, the Company is committed to providing up to $19.2 million in resource loan advances (2011 - $5.0 million).

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporate assumptions related to the likely timing of loan repayments and foreclosed property sales. As at December 31, 2012, management believes the Company holds sufficient cash and liquid securities to meet obligations.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of equity trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investments in corporate and government bonds, common shares, notes, bonds, debentures and publicly traded warrants, a 10 percent increase or decrease in market prices as at December 31, 2012 would result in an increase or decrease of approximately $4.8 million in the fair value of these investments (2011 - $4.5 million).

With respect to the Company’s investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption as at December 31, 2012 would result in an increase or decrease of approximately $0.5 million in the fair value of the warrants held (2011 –an increase of $1.0 million and a decrease of $0.7 million). In addition, as at December 31, 2012, a 10 percent increase or decrease in the underlying share price or commodity price of the non-publicly traded warrants, with all other inputs remaining constant, would result in an increase or decrease of $0.6 million in the fair value of the warrants held.

With respect to the Company’s precious metal loan, certain changes in market conditions that give risk to market risk include changes in observed (benchmark) interest rates, commodity prices, and foreign exchange rates. As at December 31, 2012, a 10 percent increase or decrease in the discount rate results in a decrease or increase in the fair value of the precious metal loan of $0.2 million (2011 - $nil). Refer to commodity price risk note below for a sensitivity analysis on changes in commodity prices and foreign exchange risk note below for currency exposure.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at December 31, 2012, the Company had 14 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $139.1 million (2011 - $142.4 million). The Company’s 14 fixed-rate resource loans range in maturity dates of less than 6 months to two years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities.

The Company may, from time to time, enter into certain precious metal loans, where the repayment is notionally tied to a specific commodity spot price at the time of the and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk.

At December 31, 2012, the Company held a precious metal loan with a carrying value of $14.5 million (2011 - $nil). The asset’s fair value is primarily dependent on future gold prices and the discount rate used. A 10 percent increase or decrease in the future price of gold would result in an increase or decrease in the fair value of the precious metal loan of $1.5 million (2011 - $nil).

The Company may also hold certain investments linked to the market prices of metals. At December 31, 2012, the Company held units in a publicly traded gold-linked note with a carrying value of $0.7 million (2011 - $0.9 million) where interest is dependent on the average of the London PM Gold Fixing Price. In order to result in a change in interest earned, a 10 percent increase or decrease in the price of gold is required. A 10 percent increase or decrease in the London PM fixing price of gold does not have a significant impact on the Company’s net income.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar (“CAD”), such as the United States dollar (“US”) and Great British Pound (“GBP”). In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. As at December 31, 2012, the Company had an exposure in US currency of approximately 21 % of its capital.

The Company’s precious metal loan is exposed to foreign exchange rate risk as gold is traded in US dollars.

The following summarizes the Company’s significant financial assets and liabilities as at December 31, 2012 and 2011 by currency:

	All amounts in thousands of Canadian
2012	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	7,824	9,426	-	-	17,250
Investments and securities at FVTPL	42,445	6,555	708	-	49,708
Loans receivable	111,365	16,180	-	-	127,545
Precious metal loans	-	14,454	-	-	14,454
Foreclosed properties held for sale	18,174	-	-	-	18,174
All other assets	5,573	-	-	-	5,573
Total assets	185,381	46,615	708	-	232,704

Total liabilities	9,559	-	-	-	9,559

2011
	CAD	US	GBP	Other	Total
Cash and cash equivalents	25,692	6,302	-	-	31,994
Restricted cash(5)	5,000	-	-	-	5,000
Investments and securities at FVTPL	44,925	1,296	1,269	312	47,802
Loans receivable	105,453	30,696	-	-	136,149
Foreclosed properties held for sale	29,944	-	-	-	29,944
Derivative asset	-	76	-	-	76
All other assets	2,018	560	-	-	2,578
Total assets	213,032	38,930	1,269	312	253,543

Total liabilities	5,677	222	-	-	5,899

(5) Restricted cash balances of $5,000 comprised of deposits restricted for use and used as security by a third party in the event that the Company did not fulfill its obligations under the foreign exchange contract entered into during 2011. The cash was not held in a separate bank account and the restrictions expired in 2012.

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet applicable environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations performed on the effectiveness of the design and operation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective and were operating at a reasonable assurance level.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations performed of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are likely to affect the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute forward-looking statements and forward-looking information (collectively referred to herein as “Forward-Looking Statements”) within the meaning of applicable securities laws. The use of any of the words “believe”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “could”, “contemplate”, “possible”, “attempt”, “seek” and similar expressions are intended to identify Forward-Looking Statements. Forward-Looking Statements appear in a number of places in this MD&A and include statements regarding the intent, or the current beliefs, expectations, projections or assumptions of our officers and directors. Such Forward-Looking Statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Statements. Forward-Looking Statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) future resource lending activities, including the structuring of such activities and security; (ii) future resource lending capabilities, opportunities, repayments and recoveries; (iii) future monetization of the real estate portfolio; (iv) the payment and designation of future dividends; (v) expectations regarding future tax loss carry-forwards and deferred income tax assets; (vi) strategies the Company may undertake to mitigate risks and uncertainties; and (vii) the future value of the Company’s investments, security and precious metal loan. We have based these Forward-Looking Statements largely on our current beliefs, expectations, projections or assumptions about, amongst other things, future events, financial trends, expected growth, results of operations, performance, and business prospects and opportunities affecting the financial condition of our business. See the items listed under the heading “Critical Accounting Policies and Estimates” in this MD&A for a list of items which management considers to be the most critical in understanding the judgments and estimates that are involved in the preparation of the Company’s annual Financial Statements and MD&A. While the Company considers its beliefs, expectations, projections and assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these Forward-Looking Statements. Forward-Looking Statements should not be read as a guarantee of future performance or results. To the extent any Forward-Looking Statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-Looking Statements are based on information available at the time those statements are made and/or management's good faith beliefs, expectations, projections and assumptions as of that time with respect to future events, and are subject to known and unknown risks, uncertainties and other factors that could cause actual performance or results to differ materially from those expressed in or suggested by the Forward-Looking Statements, including, without limitation, those risks disclosed herein under the heading “Risks and Uncertainties”; and those listed under the heading “Risk Factors” in the Company’s annual information form dated February 28, 2013. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors and will be established on the basis of the Company’s earnings and/or resource lending activities, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the Forward-Looking Statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements contained in this MD&A. Forward-Looking Statements contained in this MD&A speak only as of the date of this MD&A and the Company does not assume any obligation to publically update or revise any of the included Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws. If we update any one or more Forward-Looking Statements, no inference should be drawn that we will make additional updates with respect to those or other Forward-Looking Statements. All Forward-Looking Statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.